Exhibit 99.3

IsZo Capital Provides Important Update Regarding Special Meeting of Nam Tai Shareholders

Highlights That Eastern Caribbean Supreme Court has Ordered Nam Tai to Hold Special Meeting on April 26, 2021, Whereat Shareholders Can Vote to Reconstitute the Company’s Board

Notes That Court has Ordered Company to Set a Record Date of March 15, 2021

Urges Shareholders to Visit www.FixNTP.com to Review the Court’s Judgement, Which Includes Findings Regarding the Board’s Breach of Fiduciary Duties During the Period in Which it Initiated the Now Voided Private Placement

NEW YORK -- (BUSINESS WIRE) -- IsZo Capital Management LP (together with its affiliates, “IsZo” or “we”), which beneficially owns approximately 12.1% of the outstanding shares of Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”), today announced that the Eastern Caribbean Supreme Court (the “Court”) has ordered the Company to convene a meeting of shareholders (the “Special Meeting”) on April 26, 2021 and fix a record date of March 15, 2021. On September 11, 2020, IsZo delivered to Nam Tai verified requests to convene a Special Meeting from holders of approximately 40% of the Company’s outstanding shares – a number far in excess of the 30% requirement (the “Requisition”). IsZo has been seeking to convene the Special Meeting for the purpose of providing shareholders an opportunity to reconstitute Nam Tai’s Board of Directors (the “Board”) by removing a majority of the incumbents and installing six highly-qualified and independent individuals: Michael Cricenti, Cindy Chen Delano, Bo Hu, Louis Leung, Paula J. Poskon and Jeffrey Tuder. IsZo believes that the right leadership can help unlock the true value of Nam Tai’s current assets, which the Company’s own valuation estimates have suggested is up to $40 per share.

IsZo is pleased that shareholders will finally have the opportunity to vote to reconstitute the Board at the Special Meeting now that the Court ruled in its favor and reached a judgement that voids the $170 million private placement executed by the Company on October 5, 2020. As a reminder, IsZo filed a lawsuit in October 2020 against Nam Tai, Kaisa Group Holdings Limited’s (HKG:1638) (“Kaisa”) wholly-owned subsidiary Greater Sail Limited (“Kaisa-Greater Sail”) and West Ridge Investment Company Limited (“West Ridge”) seeking to invalidate the Company’s private placement, which had distributed more than 16 million common shares to Kaisa-Greater Sail, taking its ownership from 23.9% to 43.9% of the outstanding shares, and more than 2.6 million common shares to West Ridge. IsZo believed the private placement, which was executed after the Company received the Requisition to remove and replace the Kaisa-affiliated directors from the Board, represented a blatant entrenchment maneuver intended to prevent boardroom change at the Special Meeting by significantly boosting Kaisa’s ownership and diluting other shareholders.

It is now clear based on the Court’s findings that a majority of the incumbent directors, including Executive Chairman Dr. Lai Ling Tam, Dr. William Lo, Vincent Fok, Professor Si Zong Wu and Professor Aiping Lyu, betrayed shareholders and breached their duties when initiating the transaction. In its judgement on March 3, 2021, the Court found that:1

•	“Issuing shares to Kaisa had been raised as early as 8th June, before Dr. Tam came on the scene but also well before any problems with the banks arose. By 16th September it was not a new topic. The reinvestigation of it was not […] related to serious problems with the banks, because Dr. Tam only learnt of these in the conference call of 22nd September. I find as a fact (a) that the reason for reviving the proposal on 16th September was the service of the requisition on 11th September; (b) that Dr. Tam wished to prevent a change in the board by the issuance of shares to keep de facto control with Kaisa. His purpose was not to avert some sudden risk of Nam Tai’s financial collapse.”

1 Emphasis added by IsZo.

•	“An example of [Dr. Lo, Mr. Fok, Prof. Wu and Prof. Lyu’s] want of independence is the proposal approved by the board meeting on 30th April 2020 for the consideration of the general meeting of Nam Tai in June. They approved putting Aaron Kwok forward for appointment to the board. As I have noted above, Aaron Kwok was a young man with no qualifications or relevant experience for appointment to the board whatsoever —save being the son and nephew of YC and YS Kwok respectively. The willingness of the four directors to approve this is strong evidence in my judgment that the four considered Nam Tai was a fiefdom of Kaisa and were happy with that position of vassalage.”

•	“The four directors [Dr. Lo, Mr. Fok, Prof. Wu and Prof. Lyu] in evidence to me were all gushing in their praise of Kaisa. All considered the relationship an important part of Nam Tai’s strategy. In my judgment, whatever the formal corporate governance status of these directors, in reality they were heavily committed to supporting Kaisa’s de facto control of Nam Tai. I find that the four directors were not, as a matter of fact, independent of Kaisa.”

•	“[Prof. Wu] had been a director of Nam Tai since July 2019 and was chairman of the audit committee. It is not credible that he was unaware of the power dynamics on the board of Nam Tai. He accepted that in preparation for the board meeting on 5th October he only ‘had a brief look at the [board] papers.’ He said he relied on the call from Dr. Tam on 3rd October for his information on the liquidity crisis and denied that he had been asked for his support. Whether or not he had been asked expressly for support, he must in my judgment have appreciated that Dr. Tam was expecting him to vote for the PIPE. Prof. Wu was an experienced director. I find as a fact that he knew a vote for the PIPE would give de facto control of Nam Tai to Kaisa.”

•	“I turn first to Dr. Lo. He was a highly intelligent man. He must have been well aware of Nam Tai’s case in these proceedings on the purpose of the PIPE and (as the re-examination shows) the difference in law between purpose and effect. The re-examination in my judgment tipped him off that he had made a concession in cross-examination which (if he was to support Nam Tai’s case) he should not have made. In my judgment, Dr. Lo’s answers in cross-examination are more likely to be true than the gloss put on them in re-examination. I find as a fact that Dr. Lo’s primary purpose in approving the PIPE was to ensure that the change in the board proposed by the requisitionists failed.”

In light of these and other findings, we anticipate many shareholders will be more motivated than ever to seek boardroom change at Nam Tai. We encourage shareholders interested in voting at the Special Meeting to get in touch with IsZo’s solicitor, Saratoga Proxy Consulting, at info@saratogaproxy.com or (212) 257-1311. Saratoga will help address all questions pertaining to the Special Meeting and the voting process.

Shareholders as of the close of business on March 15, 2021 (the “Record Date”) are eligible to receive notice of and to vote at the Special Meeting. This means that Thursday, March 11, 2021 is the last day to purchase shares to vote at the Special Meeting. Please note that Nam Tai shareholders who have loaned, pledged or hypothecated any of their shares may not be able to vote their shares unless they are returned to their accounts before the Record Date.

In the days and weeks to come, IsZo will be sharing additional information about its director candidates’ collective commitment to restoring the Board’s credibility and working to unlock the intrinsic value of Nam Tai’s portfolio. Our goal is to communicate with shareholders frequently ahead of the Special Meeting on April 26, 2021. Visit www.FixNTP.com for more information and to sign up for e-mail alerts.

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Contacts

For Investors:

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile
Greg Marose / Rachel Goun, 347-343-2999
gmarose@profileadvisors.com / rgoun@profileadvisors.com

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